SECTION 17(a)
RULE 2a-7
PUBLIC AVAILABILITY Oct. 20, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

October 20, 2008

Gary Kleist
Chief Financial Officer
Advantus Series Fund, Inc.
400 Robert Street North
St. Paul, Minnesota 55101-2098

Re: Advantus Series Fund, Inc.— Advantus Series Money Market Portfolio (File No. 811-04279)

Dear Mr. Kleist:

Your letter of September 19, 2008 requests our assurance that we would not recommend that the Commission take any enforcement action under Sections 17(a)[1], 17(d)[2] and 12(d)(3)[3] of the Investment Company Act of 1940 (the "Act"), and the rules thereunder, if Advantus Series Fund (the "Series Fund"), on behalf of its separate series Advantus Series Money Market Portfolio (the "Portfolio"), and Securian Financial Group, Inc. ("Securian"), enter into the arrangement summarized below and more fully described in the letter. Securian is the parent company of the Series Fund's investment adviser and therefore an affiliated person of the Portfolio, as defined in Section 2(a)(3) of the Act.

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1 Section 17(a)(1) generally makes it unlawful for any affiliated person of a registered investment company, or an affiliated person of such person, acting as principal, to knowingly sell any security or other property to the registered investment company.

2 Section 17(d) generally makes it unlawful for any affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal, to effect any transaction in which the registered investment company is a joint or joint and several participant with such person in contravention of rules and regulations adopted by the Commission.

3 Section 12(d)(3) generally makes it unlawful for any registered investment company to acquire any security issued by, or any interest in the business of, any broker-dealer, any person engaged in the business of underwriting, or an investment adviser of an investment company, or an investment adviser registered under the Investment Advisers Act of 1940.

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The Series Fund is an open-end management investment company that is registered with the Commission under the Act. The Portfolio is a money market fund that seeks to maintain a stable net asset value per share of $1.00 and uses the amortized cost method of valuation in valuing its portfolio securities as permitted by rule 2a-7 under the Act.

You state that as of September 17, 2008, approximately 1.48 percent of the Portfolio's total assets, or $2 million, consisted of commercial paper issued by American General Finance Corp ("AGFC CP"), a subsidiary of American International Group, and approximately 1.85 percent of the Portfolio's total assets, or $2.5 million, consisted of commercial paper issued by AIG Funding, Inc ("AIG CP" and together with the AGFC CP, the "CP"). You state that as a result of recent market events related to the CP, the CP was determined to no longer present minimal credit risks for purposes of rule 2a-7. You state that the Series Fund's Board of Directors (the "Board") has determined in the exercise of its business judgment that it would not be in the best interests of the Portfolio to dispose of the CP.

Money market funds are required by rule 2a-7 to calculate, at such intervals as the board of directors determines appropriate and reasonable in light of current market conditions, the extent of any deviation between a fund's current market-based net asset value per share from a fund's amortized cost price per share. This process is referred to in the rule as "shadow pricing." You state that in order to prevent any losses realized upon the ultimate disposition of the CP, or certain securities received in exchange for or as a replacement of the CP (together with the CP, the "Securities"), from adversely affecting the Portfolio's market-based net asset value, the Series Fund, on behalf of the Portfolio, and Securian would enter into a capital support agreement (an "Agreement"), a form of which was provided to the staff.

You state that under the Agreement the Portfolio would have a right to receive a cash contribution from Securian in any of the following circumstances (each, a "Contribution Event"): (i) any sale of Securities by the Portfolio for cash in an amount, after deducting any commissions or similar transaction costs, less than the amortized cost value of the Securities; (ii) receipt of a final payment on any Securities in an amount less than their amortized cost value; (iii) issuance of an order by a court having jurisdiction over the matter discharging AGFC or AIG from liability for the AGFC CP or the AIG CP, as the case may be, and providing for payments in an amount less than the amortized cost value of the AGFC CP or AIG CP, as the case may be; or (iv) receipt of new securities that are Eligible Securities in exchange for or in replacement of any Securities if the amortized cost value of the new securities is less than the amortized cost value of the Securities exchanged or replaced.

You represent with respect to the Agreement that:

(i) The Agreement would obligate Securian upon the occurrence of a Contribution Event to make a cash contribution to the Portfolio (up to the maximum amount specified in the Agreement) in an amount equal to the lower of (a) the excess of the amortized cost value of the CP over the amount received by the Fund in connection with a Contribution Event, or (b) the maximum amount specified in the Agreement reduced by any cash contribution previously made by Securian to the Portfolio;

(ii) The Agreement would be entered into at no cost to the Portfolio or the Series Fund, and Securian would not obtain any shares or other contribution from the Portfolio or the Series Fund in exchange for its contribution;

(iii) The Agreement requires the Portfolio to provide Securian with an opportunity to purchase Securities in specified circumstances and that any such purchase would either be in accordance with rule 17a-9 under the Act or pursuant to staff no-action assurance if the Securities are Eligible Securities;

(iv) The Series Fund's adviser has determined pursuant to rule 2a-7(a)(10)(ii) that if the Agreement is deemed to be a security within the meaning of section 2(a)(36) of the Act, it would be an Eligible Security because it is of comparable quality to a security that is an Eligible Security as described in rule 2a-7(a)(10)(i);

(v) The Series Fund's adviser has determined that the Agreement presents minimal credit risks with respect to the Portfolio;

(vi) The Portfolio will sell all the Securities it holds promptly on the business day immediately prior to the expiration date specified in the Agreement; and

(vii) The Board has reviewed and approved the Agreement and continues to believe that it would not be in the best interests of the Portfolio to dispose of the Securities, and that it is in the best interests of the Series Fund and the Portfolio and their shareholders for Securian to provide the Agreement.

You state that Securian's obligations under the Agreement would be supported by a segregated account. The segregated account would be established for the benefit of the Portfolio and consist of cash or cash equivalent securities equal to the maximum contribution amount under the Agreement. You represent with respect to the segregated account that:

(i) The bank at which the segregated account would be maintained would be a qualified custodian under Section 17 of the Act;

(i) The segregated account would consist of cash or cash equivalents equal to the maximum contribution amount under the Agreement and may be reduced only by the amount of any capital contribution made by Secruian to the Portfolio;

(ii) The assets of the segregated account would be available to the Portfolio by means of a transfer initiated by the Portfolio without the requirement of further action or consent by Securian; and

(iii) The Portfolio will withdraw funds from the segregated account if Securian fails to make a capital contribution when due under the Agreement.

On the basis of the facts and representations in your letter, we will not recommend enforcement action under Sections 17(a), 17(d) and 12(d)(3) of the Act if the Series Fund on behalf of the Portfolio, and Securian enter into the arrangement summarized above and more fully described in your letter.[4] You should note that any different facts or representations might require a different conclusion. Moreover, this response expresses the Division's position on enforcement action only and does not express any legal conclusions on the issues presented.[5]

Very truly yours,

Dalia Osman Blass
Senior Counsel

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[4] This letter confirms oral no-action relief provided by the undersigned to Vicki L. Bailey on September 19, 2008.

[5] The Division of Investment Management generally permits third parties to rely on no-action or interpretive letters to the extent that the third party's facts and circumstances are substantially similar to those described in the underlying request for a no-action or interpretive letter. Investment Company Act Release No. 22587 (Mar. 27, 1997) n. 20. In light of the very fact-specific nature of the Series Fund's request, however, the position expressed in this letter applies only to the entities seeking relief, and no other entity may rely on this position. Other funds facing similar legal issues should contact the staff of the Division about the availability of no-action relief.

September 19, 2008

Via Email and Federal Express

Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0504
Attention: Robert E. Plaze, Esq., Associate Director

Re: Request for No-Action Assurances

Ladies and Gentlemen:

We are writing on behalf of the Advantus Series Fund, Inc., a Minnesota corporation (the "Series Fund"), and its separate series, Advantus Series Fund Money Market Portfolio (the "Portfolio"). The Series Fund seeks assurance from the Staff of the Division of Investment Management that it will not recommend enforcement action to the Securities and Exchange Commission under Sections 17(a), 17(d), and 12(d)(3) of the Investment Company Act of 1940, as amended (the "1940 Act"), and the rules thereunder, if the Series Fund enters into and performs the capital support arrangement described below. As described below, the capital support arrangement would be entered into for the purpose of maintaining the net asset value of the shares of the Portfolio at $1.00 per share.

The Series Fund is registered with the Commission under the 1940 Act as an open-end management investment company, and the Portfolio is a money market fund. The Portfolio uses the amortized cost method of valuing its portfolio securities as permitted by Rule 2a-7 under the 1940 Act.

The Portfolio holds commercial paper issued by American General Finance Corp. ("American General"), and commercial paper issued by AIG Funding, Inc. ("AIG") (together, the "Securities"). As of September 17, 2008, approximately 1.48 percent of the Portfolio's total assets calculated on an amortized cost basis consisted of Securities issued by American General, and approximately 1.85 percent of the Portfolio's total assets calculated on an amortized cost basis consisted of Securities issued by AIG. The principal amount of the Securities of American General is $2,000,000 with a maturity of 10/3/2008, and the principal amount of the Securities of AIG is $2,500,000 with a maturity of 10/14/2008.

As a result of recent market events related to the Securities, the Securities have been determined to no longer present minimal credit risks for purposes of Rule 2a-7. The Board of

Directors of the Series Fund (the "Board") has determined, in the exercise of its business judgment, that it would not be in the best interest of the Portfolio to dispose of the Securities.

The Series Fund's investment adviser, Advantus Capital Management, Inc. and investment adviser's parent company, Securian Financial Group, Inc. ("Securian"), are affiliates of the Series Fund.

The Series Fund and Securian seek to enter into an arrangement to prevent any losses realized upon the ultimate disposition of the Securities (collectively with any securities received in exchange for, or as a replacement of, the Securities that do not qualify as "eligible securities" as defined in paragraph (a)(10) of Rule 2a-7, "Eligible Notes") from adversely affecting the Portfolio's market-based net asset value. The arrangement, which is described in more detail below, would be entered into at no cost to the Series Fund or Portfolio. Securian would not obtain any shares or other consideration from the Series Fund or Portfolio for any contribution to the Series Fund it may make under the arrangement.

Arrangement. Subject to obtaining the no-action assurances requested in this letter, Securian would enter into a capital support agreement (the "Capital Support Agreement") with the Series Fund. The Capital Support Agreement relating to the Securities would be for an aggregate amount up to $4.5 million (the "Maximum Contribution Amount"). The obligation of Securian to make contributions of capital under the Capital Support Agreement ("Capital Contributions") would terminate upon the earliest of: (i) Securian having made Capital Contributions equal to the Maximum Contribution Amount; (ii) the date on which the Portfolio no longer holds any Eligible Notes; or (iii) the expiration date of the Capital Support Agreement (each, a "Termination Event"). The Portfolio will promptly sell any Eligible Notes that it holds on the business day immediately prior to the expiration date of the Capital Support Agreement.

The Portfolio would have a right to obtain a Capital Contribution under a Capital Support Agreement in any of the following circumstances (each, a "Contribution Event"): (i) any sale of Eligible Notes by the Portfolio for cash in an amount, after deducting any commissions or similar transaction costs, less than the amortized cost value of the Eligible Notes (calculated in accordance with Rule 2a-7) sold as of the date of settlement; (ii) receipt of final payment on Eligible Notes in an amount less than the amortized cost value of such Eligible Notes as of the date such payment is received; (iii) issuance of an order by a court having jurisdiction over the matter discharging American General or AIG, as the case may be, from liability for the Eligible Notes issued by it and providing for payments on such Eligible Notes in an amount less than the amortized cost value of such Eligible Notes as of the date such payment is received; or (iv) receipt of new securities that are "Eligible Securities" as defined in paragraph (a)(10) of Rule 2a-7, in exchange for or in replacement of Eligible Notes if the amortized cost value of such new securities is less than the amortized cost value of the Eligible Notes on the date of exchange or replacement.

If a Contribution Event occurs before the Termination Event, Securian would make a Capital Contribution in an amount equal to the lowest of: (i) the loss ("Loss") incurred as a result of such Contribution Event (i.e., the excess of the amortized cost value of the Eligible Notes subject to a Contribution Event over the amount received by the Portfolio in connection with such Contribution Event); or (ii) the Maximum Contribution Amount reduced by the amount of any Capital Contribution previously made by Securian to the Portfolio.

Solely for purposes of calculating the amount of any Loss, the amortized cost value of an Eligible Note that is received in an exchange or restructuring will be increased by the excess, if any, of the amortized cost value of the replaced or restructured Eligible Note as of the time immediately preceding the exchange or restructuring over the sum of the amortized cost value of such new Eligible Note and any cash received.

If an event would constitute both a Termination Event and a Contribution Event, then the Termination Event would not be deemed to have occurred until Securian made any Capital Contributions required with respect to that Contribution Event.

The Capital Support Agreement would provide that the Portfolio must offer Securian an opportunity to purchase Eligible Notes subject to such Capital Support Agreement in certain circumstances described in the Capital Support Agreement. Any such purchase would be for cash and would be at a purchase price equal to the greater of the amortized cost or the market price of such Eligible Notes (in each case, including accrued interest). If the Eligible Note is not an "eligible security" as defined in Rule 2a-7 at the time of such purchase, such purchase shall be made in compliance with the terms of Rule 17a-9.[1]

With respect to the Capital Support Agreement, Securian would establish a segregated account with a bank qualified under Section 17(f) of the 1940 Act to serve as a custodian of the Portfolio's assets. The segregated account would consist of cash or cash equivalents equal to the Maximum Contribution Amount under such Capital Support Agreement reduced by the amount of any Capital Contribution previously made by Securian under that Capital Support Agreement. The assets of the segregated account would be available to the Portfolio by means of a transfer initiated by the Portfolio without the requirement of further action or consent by Securian. The Portfolio will make a withdrawal from the segregated account if Securian fails to make a Capital Contribution when due under the relevant Capital Support Agreement.[2]

[1] If the Eligible Note is an "eligible security" as defined in Rule 2a-7 at the time of such purchase, the Series Fund would apply for additional relief from the Staff of the Division of Investment Management prior to making the purchase.

[2] We note that the Capital Support Agreement may be deemed to be a "security" within the meaning of Section 2(a)(36) of the 1940 Act. The obligations of Securian under the Capital Support Agreement would be fully supported by a corresponding segregated account containing cash or cash equivalents, and the Series Fund would be able to access each segregated account without any further action or consent by Securian. We further note that the Series Fund's adviser, pursuant to delegated authority, has determined

Discussion. The arrangement described above may involve joint or affiliated transactions prohibited by Sections 17(a) and/or 17(d) of the 1940 Act, and the rules thereunder. Securian is an "affiliated person of an affiliated person" under Section 2(a)(3) of the 1940 Act because of its affiliation with the Series Fund's investment adviser. The undertakings by the Series Fund for the Capital Support Agreement could be viewed as consideration by the Series Fund for the Capital Support Agreement. Thus, the overall arrangement could be deemed to involve a sale of security or other property or alternatively as a joint arrangement.

As described above, however, if Securian were to purchase the Eligible Notes from the Portfolio, the Capital Support Agreement relating to such Eligible Notes would obligate Securian to pay the Portfolio an amount equal to the greater of the amortized cost or market value of the Eligible Notes.

It is important to note that the Portfolio would benefit from the receipt of the Capital Support Agreement. Upon entry into a Capital Support Agreement, the Portfolio's net asset value will be calculated taking into account that Capital Support Agreement. Also, the Portfolio will not pay to obtain the Capital Support Agreement.

Securian's operations include subsidiaries that act as broker-dealers and investment advisers registered with the Commission. As a result, the Capital Support Agreement may be subject to Section 12(d)(3) of the 1940 Act, which makes it unlawful for a registered investment company to purchase or otherwise acquire any security issued by or any other interest in the business of any person who acts as a broker, dealer, or registered investment adviser. The Fund could not rely upon the exemption provided under Rule 12d3-1 because the exemption does not extend to affiliated persons of the Series Fund's investment adviser.

The Board has reviewed and approved the Capital Support Agreement, and believes that it is in the best interests of the Series Fund, the Portfolio and its shareholders for Securian to provide the Capital Support Agreement. The Board continues to believe that it would not be in the interest of the Series Fund, the Portfolio and its shareholders to dispose of the Securities.

Summary. As described above, Securian is a second-tier affiliate of the Series Fund because of its affiliation with the Series Fund's investment adviser. Given this affiliation and because in certain circumstances the Series Fund would receive Capital Contributions from Securian, the arrangement contemplated by the Capital Support Agreement may involve joint or affiliated transactions prohibited by Sections 17(a) and/or 17(d) of the 1940 Act, and the rules

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pursuant to paragraph (a)(10)(ii) of Rule 2a-7 that the Capital Support Agreements are of comparable quality to securities that are "Eligible Securities" as described in paragraph (a)(10)(i) of Rule 2a-7. Accordingly, if deemed to be a security, the Capital Support Agreement would be an "Eligible Security" for purposes of Rule 2a-7. The Series Fund's adviser also has determined, pursuant to delegated authority, that the Capital Support Agreements present minimal credit risks in accordance with paragraph (c)(3)(i) of Rule 2a-7 under the 1940 Act.

thereunder. In addition, the Capital Support Agreement may not be permitted by Section 12(d)(3). The Board and Securian believe it will be in the best interest of the Series Fund, the Portfolio and its shareholders if the Series Fund enters into and performs the arrangement described herein. On behalf of the Series Fund and Securian, we hereby request that the Staff of the Division give its assurance that it will not recommend that the Commission take enforcement action against the Series Fund or Securian if the Series Fund and Securian enter into the arrangement as described herein. The Series Fund needs to act quickly in this matter, and accordingly we would appreciate hearing from you at your earliest convenience. Please call the Series Fund's Chief Compliance Officer, Vicki Bailey, Esq., at 651-665-4814, or contact her by e-mail at Vicki.bailey@advantuscapital.com if you have any questions or if we can otherwise assist in resolving this matter. My direct dial number is 651-665-5409 and my e-mail address is gary.kleist@advantuscapital.com.

Sincerely Yours,

Gary Kleist
Chief Financial Officer
Advantus Series Fund, Inc.

VD

cc: Vicki L. Bailey

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